Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

DevvStream to Leverage Go-Station’s Network of EV Charging Sites for Carbon Credit Generation

Agreement enables Go-Station to advance EV charging infrastructure while generating high-integrity carbon credits

 VANCOUVER, BC, December 5, 2023 – DevvStream Holdings Inc. (“DevvStream” or the “Company”) (NEO: DESG) (OTCQB: DSTRF) (FSE: CQ0), a leading carbon credit project co-development and generation firm specializing in technology-based solutions, and Go-Station, Inc. (“Go-Station”), an electric vehicle (“EV”) charging company offering a complete range of EV charging services and turnkey solutions, today announced a definitive agreement to leverage Go-Station’s network of EV charging stations in the United States for carbon credit generation. This agreement will establish a new revenue stream for Go-Station, enabling further expansion of the company’s EV charging infrastructure.

By encouraging increased EV charging and usage, which in turn displaces gasoline-fueled vehicles on the roadways, Go-Station’s charging infrastructure has the potential to significantly reduce greenhouse gas emissions while generating high volumes of carbon credits. The average Level 2 EV charger generates approximately 40 credits per year with medium use, while a Level 3 EV charger generates approximately 500 credits annually, according to Company estimates. In exchange for services related to the development and monetization of carbon credits from Go-Station’s EV charging stations, DevvStream will retain a portion of the carbon credits generated. Carbon credits generated within the United States are expected to be sold on the voluntary carbon market.

To facilitate the expansion of Go-Station’s current charging network beyond the United States, the agreement also stipulates that Go-Station will collaborate with DevvStream on a plan to install additional charging stations in Canada. EV charging in Canada can generate credits under the Canadian Compliance Clean Fuel Regulations (“CFR”) program as well as the British Columbia (“BC”) Low Carbon Fuel Standard (“LCFS”) program. According to industry data, the price of CFR credits is expected to be between $300 and $350 CAD per credit, while the BC LCFS credit price averaged around $495 CAD in October 2023.

DevvStream’s Low Carbon Fuels Advisor, Dr. Michael Rensing, will oversee the generation of CFR and BC LCFS credits under this agreement. Dr. Rensing has been instrumental in developing and implementing successful low-carbon fuel policies and legislation, including British Columbia’s, which is one of the most successful LCFS Programs in North America. Carbon credits that are sold into the BC LCFS market are among the world’s highest in value, with prices in 2022 averaging over $440 CAD per credit[1].

“According to CleanTechnica.com, over 670,000 EVs were sold in the first half of 2023, with over 80 percent of those being battery electric vehicles,” said Sunny Trinh, CEO of DevvStream. “While EV adoption has undeniably grown, the lack of adequate charging infrastructure has proven to be a barrier. Our partnership with Go-Station helps augment the expansion of charging infrastructure by providing a built-in financing mechanism—high-quality carbon credits. In particular, we are extremely excited about the CFR and BC LCFS credits that will be generated in Canada, which are expected to command a premium price reflective of their high value. This project combines the highly scalable nature of DevvStream’s business model with the significant opportunity that exists within carbon markets for private sector companies to drive alternative revenue streams stemming from sustainable business practices.”

“Deploying a first-class charging solution is an expensive proposition with a long payback cycle,” said Andrew Hisey, President and CEO of Go-Station. “Go-Station and DevvStream are committed to finding creative financing solutions to deploy charging stations at scale and enhance the EV charging experience for everyone. We are excited to leverage both companies’ groundbreaking innovations and collective expertise to tackle the challenges of expanding EV charging access.”

DevvStream stakeholders can learn more about this and other initiatives during the 28th Conference of the Parties (COP28) to the United Nations Framework Convention on Climate Change to be held in Dubai, United Arab Emirates from November 30 to December 12, 2023. Members of DevvStream’s leadership team will travel to Dubai to join world leaders, politicians, experts and private sector leaders for discussion of the climate crisis, and solutions at hand, on a global level. Company representatives will share insights on the critical role that both compliance and voluntary carbon markets must play in helping governments and corporations achieve net zero goals. Interested parties can request a meeting with DevvStream via email to the following address: COP28@devvstream.com. Note that the Company’s leadership is only available to meet from December 3 through December 8.

About Go-Station

Go-Station is an EV charging company that offers a complete range of EV charging services, including turnkey charging solutions. The company serves a variety of verticals including multi-family developments, workplaces, retail centers, fueling stations, ports of entry, and fleet operators transitioning to electrification. For more information, go to www.Go-Station.com.

About DevvStream

Founded in 2021, DevvStream is a technology-based sustainability company that advances the development and monetization of environmental assets, with an initial focus on carbon markets. DevvStream works with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that generate renewable energy, improve energy efficiencies, eliminate or reduce emissions, and sequester carbon directly from the air—creating carbon credits in the process.

On September 13, 2023, DevvStream and Focus Impact Acquisition Corp. (Nasdaq: FIAC) (“Focus Impact”) announced that they have entered into a definitive Business Combination Agreement for a business combination that would result in the combined Company (DevvStream) to be listed on the Nasdaq Stock Market under the ticker symbol “DEVS”.

About Focus Impact Acquisition Corp.

Focus Impact is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Focus Impact is sponsored by Focus Impact Sponsor, LLC. Focus Impact intends to focus its search on businesses that are, or seek to be positioned as, a “Social-Forward Company,” which are companies that marry operating excellence with the desire to create social good, with the benefit of increasing attention and capital flows to such companies while amplifying their social impact.

DevvStream Media Contacts

DevvStream@icrinc.com and info@fcir.ca

Phone: (332) 242-4316

Disclaimers

Certain statements in this news release may be considered forward-looking statements. Forward-looking statements that are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transactions, the satisfaction of the closing conditions to the proposed transactions and the timing of the completion of the proposed transactions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. certain other risks are identified and discussed in.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the stockholders of Focus Impact and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transactions; (6) the risk that the proposed transactions disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the proposed transactions; (7) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transactions; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Focus Impact’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement and prospectus of Focus Impact (the “proxy statement/prospectus”), filed with the SEC on December 4, 2023, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2022, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Focus Impact has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This news release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the Business Combination, Focus Impact and DevvStream have prepared, and Focus Impact has filed, the Registration Statement containing the proxy statement/prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus will contain important information about Focus Impact, DevvStream and the Business Combination. When available, Focus Impact will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Focus Impact and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of Focus Impact's stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact's stockholders in connection with the Business Combination is available in the Registration Statement and the proxy statement/prospectus included therein. To the extent that holdings of Focus Impact's securities have changed since the amounts printed in Focus Impact's registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact's directors and officers in Focus Impact's filings with the SEC and in the Registration Statement, which includes the proxy statement/prospectus of Focus Impact for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus of Focus Impact for the Business Combination. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This news release shall also not constitute an offer to sell or the solicitation of an offer to buy the securities of Focus Impact, DevvStream or the combined company following consummation of the Business Combination, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.